

June 22, 2010

Mr. James W. Brown
Vice President and Chief Financial Officer
Titanium Metals Corporation
5430 LBJ Freeway, Suite 1700
Dallas, TX 75240

Re: **Titanium Metals Corporation**
              Form 10-K for the year ended December 31, 2009
              Definitive Proxy on Schedule 14A filed April 7, 2010
              File No. 1-14368

Dear Mr. Brown:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Dorine Miller, Financial Analyst, at (202) 551-3711, Dieter King, Attorney, at (202) 551-3338 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant